Exhibit (d)(2)

MUTUAL CONFIDENTIAL DISCLOSURE AGREEMENT

This Mutual Confidential Disclosure Agreement (this “Agreement”), effective as of November 11, 2023 (the “Effective Date”), is entered into by and between Kinnate Biopharma Inc., located at 103 Montgomery Street, Suite 150, The Presidio of San Francisco, San Francisco, CA 94129 (“Kinnate”), and XOMA Corporation, a Delaware corporation located at 2200 Powell Street, Suite 220, Emeryville, CA 94608 (“Collaborator”). Kinnate and Collaborator are each referred to herein as a “Party,” and, collectively, as the “Parties”. In consideration of the covenants and conditions contained herein, the Parties hereby agree to the following:

1.	PURPOSE

The Parties wish to explore a business opportunity of mutual interest (the “Opportunity”), and in connection with the Opportunity, each Party has disclosed, and/or may disclose, certain non-public, proprietary or confidential technical, business and other information (in such capacity, a Party disclosing the information, the “Discloser”) to the other Party (in such capacity, a Party receiving the information, the “Recipient”), that Discloser desires Recipient to treat as confidential. Kinnate as Discloser or Recipient will include Kinnate and/or Kinnate’s Affiliates. Kinnate as Recipient may disclose any of Discloser’s Confidential Information to any of Kinnate’s Affiliates, provided that, such Affiliate has agreed to be bound by obligations of non-disclosure and non-use at least as protective of the other Party as the terms hereof. “Affiliate” means, with respect to a Party, any individual or company, whether a corporation or other business entity, that is controlling, controlled by or under common control with such Party. For purposes of this definition, “control” means the direct or indirect ownership of more than fifty percent (50%) of the equity interest in such corporation or business entity, or the ability in fact to control the management decisions of such corporation or business entity.

2.	CONFIDENTIAL INFORMATION

A.  Definition. “Confidential Information” means: (i) any non-public, proprietary or confidential information disclosed (directly or indirectly) by Discloser to Recipient pursuant to this Agreement that is in written, graphic, machine readable or other tangible form (including, without limitation, research, business plans, product plans, products, services, customers, markets, inventions, processes, designs, drawings, formulations, specifications, product configuration information, software, marketing documents, prototypes, samples, data sets, equipment and/or finance documents and other financial information); or (ii) oral or visual information disclosed (directly or indirectly) by Discloser to Recipient pursuant to this Agreement. Confidential Information may include information of a third party that is in the possession of Discloser and is disclosed to Recipient under this Agreement, including, in the case of Kinnate, information regarding any of Kinnate’s Affiliates.

B.  Exceptions. Confidential Information will not, however, include any information that: (i) was publicly known or made generally available without a duty of confidentiality prior to the time of disclosure by Discloser to Recipient; (ii) becomes publicly known or made generally available without a duty of confidentiality after disclosure by Discloser to Recipient through no wrongful action or inaction of Recipient; (iii) is in the rightful possession of Recipient without confidentiality obligations at the time of disclosure by Discloser to Recipient as shown by Recipient’s then-contemporaneous written files and records kept in the ordinary course of business; (iv) is obtained by Recipient from a third party without an accompanying duty of confidentiality and without a breach of such third party’s obligations of confidentiality; or (v) is independently developed by Recipient without use of or reference to Discloser’s

Confidential Information, as shown by written records and other competent evidence prepared contemporaneously with such independent development in the ordinary course of business; provided that any combination of individual items of information will not be deemed to be within any of the foregoing exceptions merely because one or more of the individual items are within such exception, unless the combination as a whole is within such exception.

C.  Compelled Disclosure.  If Recipient becomes legally compelled to disclose any of Discloser’s Confidential Information, other than pursuant to a confidentiality agreement, Recipient will provide Discloser prompt written notice, if legally permissible, and will use diligent efforts to assist Discloser in seeking a protective order or another appropriate remedy. If Discloser waives Recipient’s compliance with this Agreement or fails to obtain a protective order or other appropriate remedy, Recipient will furnish only that portion of Discloser’s Confidential Information that is legally required to be disclosed; provided that any Confidential Information so disclosed will maintain its confidentiality protection for all purposes other than such legally compelled disclosure.

3.	NON-USE AND NON-DISCLOSURE

Recipient will not use any Confidential Information of Discloser for any purpose except to evaluate and engage in discussions concerning the Opportunity. Recipient will not disclose any Confidential Information of Discloser to third parties, except that, subject to Section 4 below, Recipient may disclose Discloser’s Confidential Information to those employees, agents and/or other representatives (collectively, “Representatives”) of Recipient who are required to have such information in order to evaluate or engage in discussions concerning the Opportunity. Any use or disclosure of Confidential Information by a Representative will be deemed to be the use or disclosure of such Confidential Information by Recipient under this Agreement and Recipient will be liable therefor. Recipient will not reverse engineer, disassemble, or decompile any prototypes, software, samples, or other tangible objects that embody Discloser’s Confidential Information and that are provided to Recipient under this Agreement.

4.	MAINTENANCE OF CONFIDENTIALITY

Recipient will take reasonable measures to protect the secrecy of and avoid disclosure and unauthorized use of the Confidential Information of Discloser. Without limiting the foregoing, Recipient will take at least those measures that it employs to protect its own confidential information of a similar nature and will ensure that each of its Representatives who have access to the Confidential Information of Discloser have signed a non-use and non-disclosure agreement in content at least as protective of Discloser and its Confidential Information as the provisions of this Agreement, prior to any disclosure of Discloser’s Confidential Information to each such Representative. Recipient will not make any copies of the Confidential Information of Discloser unless the same are previously approved in writing by Discloser. Recipient will reproduce Discloser’s proprietary rights notices on any such authorized copies in substantially the same manner in which such notices were set forth in or on the original. Recipient will promptly notify Discloser of any unauthorized use or disclosure, or suspected unauthorized use or disclosure, of Discloser’s Confidential Information of which Recipient becomes aware.

5.	NO OBLIGATION

Nothing in this Agreement will obligate either Party or any of its Affiliates to proceed with any transaction between them, and each Party reserves the right, in its sole discretion, to terminate the discussions contemplated by this Agreement. Nothing in this Agreement will be construed to restrict either Party’s or its Affiliates’ use or disclosure of its own Confidential Information. All Confidential Information is provided “as is.” Neither Party makes any warranties, express, implied or otherwise, regarding the accuracy, completeness or performance of any Confidential Information, or with respect to non-infringement or other violation of any third party intellectual property rights.

6.	RETURN OF MATERIALS

All documents and other tangible objects containing or representing Confidential Information that have been disclosed by Discloser to Recipient, and all copies or extracts thereof that are in the possession of Recipient, will be and remain the property of Discloser and will be promptly returned to Discloser or destroyed (with proof of such destruction), each upon Discloser’s written request.

7.	NO LICENSE

Nothing in this Agreement is intended to grant any rights to Recipient under any patent, mask work right, copyright or other intellectual property of Discloser or its Affiliates nor will this Agreement grant Recipient any rights in or to the Confidential Information of Discloser except as expressly set forth in this Agreement.

8.	EXPORT RESTRICTIONS

Any software or technical information or materials disclosed under this Agreement may be subject to restrictions and controls imposed by the Export Administration Act, Export Administration Regulations and other laws and regulations of the United States and any other applicable government or jurisdiction, as enacted from time to time (the “Acts”). Each Party will comply with all restrictions and controls imposed by the Acts.

9.	NON-SOLICITATION

Collaborator hereby agrees that, for a period of one (1) year from the Effective Date neither Collaborator nor any of its Representatives will, directly or indirectly, solicit the employment of any individual who, during any period during which the Parties are engaged in discussions regarding the Opportunity, is an officer or other employee of Kinnate or its Affiliates who (a) is or becomes substantively involved in the Parties’ discussions regarding the Opportunity, (b) has first been introduced to Collaborator by Kinnate in connection with the Opportunity or (c) about whom Collaborator receives substantive employment information (other than name, title and compensation) in connection with the Opportunity; provided, however that this Agreement will not prohibit or otherwise restrict Collaborator from (i) publishing general advertisements or making general public solicitations for employment for any position not specifically targeted at any officers or other employees of Kinnate or its Affiliates or (ii) hiring any officer or other employee of Kinnate or its Affiliates who responds to an advertisement or general solicitation that is not specifically targeted at such officer or employee or at employees of Kinnate or any of its Affiliates generally.

10.	STANDSTILL

In consideration for being furnished with Confidential Information of Kinnate and its Affiliates, Collaborator agrees that, for a period of one (1) year from the Effective Date, neither Collaborator nor any of its Representatives will in any manner, directly or indirectly, acting alone or as part of a group:

A.  acquire, agree to acquire, or publicly propose or offer to acquire, whether by means of a private or open market purchase, a block trade, a tender or exchange offer, a merger, consolidation or other form of business combination transaction or in any other manner, (i) beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, any economic interest in, any right to direct the voting or disposition of, or any other right with respect to any securities of Kinnate, including through options, puts, calls, swaps or other derivative or convertible instruments, hedging contracts or any other form of transaction, agreement, arrangement or understanding (collectively, “Derivative Securities”), in each case, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such party) and whether or not any of the foregoing would give rise to beneficial ownership (as defined under Rule 13d-3 under the Exchange Act), or (ii) ownership of any indebtedness, businesses, properties or assets of Kinnate, in each case including any rights or options to acquire such ownership through derivative or any other form of transaction;

B.  seek or attempt to effect, or publicly propose or offer to effect, (i) any merger, consolidation or other form of business combination transaction in each case with respect to or in any way involving Kinnate or any of its Affiliates, (ii) any acquisition of stock or assets (whether by private or open market purchase, a block trade, a tender or exchange offer or any other form of transaction) in each case with respect to or in any way involving Kinnate or any of its Affiliates, or (iii) any recapitalization, restructuring, liquidation, dissolution or any other extraordinary transaction, in each case with respect to or in any way involving Kinnate or any of its Affiliates;

C.  initiate, or induce or attempt to induce any other person or group to initiate, (i) any transaction referenced in the foregoing clauses (a) and (b) of this Section, (ii) any stockholder proposal regarding Kinnate or its board of directors, management, business, strategies, policies or affairs (whether binding or precatory in nature) or (iii) the calling, holding or convening of a stockholders’ meeting of Kinnate for any purpose;

D.  (i) seek or attempt to change, control or influence, or induce or attempt to induce any other person or group to seek or attempt to change, control or influence, the board of directors, management, business, strategies, policies or affairs of Kinnate, or (ii) seek or attempt, or induce or attempt to induce any other person or group to seek or attempt, to obtain representation on the board of directors of Kinnate, including in each case, without limitation, by means of a “solicitation” of “proxies” (as such terms are defined in Rule 14a-1 of Regulation 14A promulgated pursuant to Section 14 of the Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)), contacting any person relating to any of the matters set forth in this Section or seeking to influence, advise or direct the vote of any holder of voting securities of Kinnate;

E.  contact, or enter into any discussions or arrangements with, any person or group who has filed, or will (within ten (10) days thereafter) be required to file, a statement containing the information required by Rule 13d-1 under the Exchange Act, concerning any of the matters set forth in this Section;

F.  make any public announcement with respect to the restrictions of this Section, or take any action that might reasonably be expected to require Kinnate or its Representatives under applicable law or listing standards to make a public announcement regarding any of the matters referenced or described in this Section; or

G.  advise, assist or encourage any other person (including serving as a financing source for any other person) in connection with any of the matters referenced or described in this Section.

Collaborator hereby represents and warrants that, as of the Effective Date, neither Collaborator nor any of its Affiliates possess any economic interest, voting right or other right with respect to any debt or equity security (including Derivative Securities) of Kinnate.

The restrictions in this Section will terminate automatically upon Kinnate entering into a definitive agreement with a third party to effectuate a business combination or any transaction that would result in the acquisition, directly or indirectly, by any person or group of beneficial ownership of at least 50% of its equity securities. Notwithstanding any other provision of this Agreement to the contrary, nothing herein shall be deemed to prohibit Collaborator from confidentially communicating to Kinnate’s board of directors or senior management or external financial advisors any non-public proposals regarding the Opportunity in such a manner as would not reasonably be expected to require public disclosure thereof under applicable law or listing standards.

11.	TERM

The term of this Agreement will begin on the Effective Date and remain in effect for a period of two (2) years. Either Party may terminate this Agreement (i) upon 30 days’ prior written notice to the other Party and (ii) immediately upon the material breach of this Agreement by the other Party. The obligations of Recipient under this Agreement will survive, with respect to any particular Confidential Information of Discloser, until seven (7) years from the Effective Date; except with respect to Confidential Information of Discloser that constitutes a trade secret under applicable law, in which case, such obligations of Recipient will continue until such Confidential Information becomes publicly known or made generally available through no action or inaction of Recipient. The obligations of Collaborator under Sections 9 and 10 above will survive as set forth therein.

12.	REMEDIES

Recipient agrees that any violation or threatened violation of this Agreement may cause irreparable injury to Discloser, entitling Discloser to seek injunctive relief in addition to all legal remedies.

13.	MISCELLANEOUS

This Agreement will bind and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither Party may assign or otherwise transfer this Agreement without the prior written consent of the other Party; except that Kinnate may assign this Agreement without consent to its Affiliates and either Party may assign this Agreement without consent in connection with a merger, reorganization, consolidation, change of control, or sale of all or substantially all of the assets to which this Agreement pertains; provided that the assigning Party provides prompt written notice to the other Party following any such permitted assignment. Any assignment or transfer of this Agreement in violation of the foregoing will be null and void. This Agreement will be interpreted and construed in accordance with the laws of the State of California, without regard to conflict of law principles. All disputes arising out of this Agreement will be subject to the exclusive jurisdiction and venue of the courts located in San Francisco, California, and each Party hereby consents to the personal jurisdiction thereof. Each Party hereby represents and warrants that the persons executing this Agreement on its behalf have express authority to do so, and, in so doing, to bind such Party thereto. This Agreement contains the entire agreement between the Parties with respect to the subject matter herein and supersedes all prior written and oral agreements between the Parties regarding such subject matter. Recipient will not have any obligation, express or implied by law, with respect to trade secret or proprietary information of Discloser disclosed under this Agreement except as set forth herein. If a court or other body of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be invalid or unenforceable, such provision will be enforced to the maximum extent permissible so as to give effect to the intent of the Parties, and the remainder of this Agreement will continue in full force and effect. No provision of this Agreement may be waived except by a writing executed by the Party against whom the waiver is to be effective. A Party’s failure to enforce any provision of this Agreement will neither be construed as a waiver of the provision nor prevent the Party from enforcing any other provision of this Agreement. All notices hereunder to a Party will be in writing to the address specified above or at such other address as such Party will specify in writing, and may be given upon personal delivery, by certified or registered mail, postage prepaid, or by overnight courier. Receipt will be deemed to occur upon delivery as evidenced by signature or delivery receipt, or upon refusal of delivery. No provision of this Agreement may be amended or otherwise modified except by a writing signed by the Parties. The Parties may execute this Agreement in counterparts, each of which will be deemed an original, but all of which together constitute one and the same agreement. This Agreement may be delivered by facsimile or electronic transmission, and facsimile or electronic copies of executed signature pages will be binding as originals.

[signature page follows]

IN WITNESS WHEREOF, the Parties by their duly authorized representatives have executed this Agreement as of the Effective Date.

KINNATE BIOPHARMA INC.	XOMA CORPORATION

By: /x/ Neha Krishnamohan	By: /x/ Owen Hughes

Name: Neha Krishnamohan	Name: Owen Hughes
Title: Chief Financial Officer & EVP, Corporate Development	Title: Executive Chairman